UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 14)
Under the Securities Exchange Act of 1934

RADVISION LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share
(Title of Class of Securities)

M8186910 5
(CUSIP Number)

Steven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
                                  (212) 732-3200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                              March 14, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8186910 5
1		NAME OF REPORTING PERSON: Zohar Zisapel I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,941,104 Ordinary Shares*
	8	SHARED VOTING POWER: 187,213 Ordinary Shares**
	9	SOLE DISPOSITIVE POWER: 4,941,104 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER: 187,213 Ordinary Shares**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,128,317 Ordinary Shares*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.7%***
14		TYPE OF REPORTING PERSON: IN
_________________
*	Includes 85,000 Ordinary Shares issuable upon the exercise of options granted to the Reporting Person exercisable as of March 14, 2012 and within 60 days thereafter (the “Options”).

**
The 187,213 Ordinary Shares are held of record by RAD Data Communications Ltd., an Israeli company. The Reporting Person is a principal shareholder and Chairman of the board of directors of RAD Data Communications Ltd.  The Reporting Person and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

***	Based on 18,589,968 Ordinary Shares that the Issuer advised were issued and outstanding (which includes the Options) on March 14, 2012.

Item 1.                 Security and Issuer

This Amendment No. 14 is filed by Zohar Zisapel (the “Reporting Person”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 4, 5, 6 and 7 of the initial Statement on Schedule 13D filed by the Reporting Person on August 26, 2008, as amended by Amendment No. 1 filed on September 9, 2008, Amendment No. 2 filed on November 18, 2008, Amendment No. 3 filed on November 24, 2008, Amendment No. 4 filed on December 17, 2008, Amendment No. 5 filed on February 24, 2009, the unnumbered amendments included in the Schedule TO originally filed by Mr. Zisapel on April 30, 2009 and each of the five amendments thereto,  Amendment No. 12 filed on September 28, 2010 and Amendment No. 13 filed on August 22, 2011 (the initial Schedule 13D, together with the Amendments, the “Statement”).

The Statement relates to the ordinary shares, par value NIS 0.10 per share (the “Ordinary Shares”), of RADVISION Ltd., an Israeli company (the “Issuer”), whose principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Item 4.                 Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by incorporating Item 6 of this Amendment No. 14 by reference.

Item 5.                 Interest in Securities of the Issuer

ITEM 5 OF THE STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

 (a)           The Reporting Person is the beneficial owner of 5,128,317 Ordinary Shares of the Issuer, which constitute approximately 27.7% of the 18,589,968  Ordinary Shares of the Issuer that the Issuer advised were issued and outstanding (which include the 85,000 options exercisable by the Reporting Person) on March 14, 2012.  Of such shares, (i) 3,424,151 Ordinary Shares were held of record by the Reporting Person; (ii) 85,000 Ordinary Shares were issuable upon the exercise of options granted to the Reporting Person exercisable as of such date or within 60 days thereafter; (iii) 1,121,097 Ordinary Shares were owned of record by Lomsha Ltd., an Israeli company controlled by the Reporting Person; (iv) 310,856 Ordinary Shares were owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by the Reporting Person; and (v) 187,213 Ordinary Shares were owned of record by RAD Data Communications Ltd., an Israeli company.  The Reporting Person is a principal shareholder and Chairman of the board of directors of RAD Data Communications Ltd.  The Reporting Person and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the Ordinary Shares held by RAD Data Communications Ltd.

(b)           The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 3,424,151 Ordinary Shares of the Issuer owned directly by him.

The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 85,000 Ordinary Shares of the Issuer underlying the options held directly by him that are exercisable as of March  14, 2012 or within 60 days thereafter.

The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 1,121,097 Ordinary Shares of the Issuer owned of record by Lomsha Ltd.

        The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 310,856 Ordinary Shares of the Issuer owned of record by Michael and Klil Holdings (93) Ltd.

The Reporting Person and his brother, Mr. Yehuda Zisapel, have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 187,213 Ordinary Shares of the Issuer owned of record by RAD Data Communications Ltd.

(c)            The Reporting Person has not effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)           No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(c).

(e)           Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

 Item 6 of the Statement is hereby amended and supplemented as follows:

On March 14, 2012, Avaya, Inc., a Delaware corporation (“Avaya), Sonic Acquisition Ltd., a company organized under the laws of the State of Israel and an indirect wholly-owned subsidiary of Avaya (“Merger Sub”), and the Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as the continuing corporation in the merger and becoming an indirect wholly-owned subsidiary of Avaya (the “Merger”).

Under the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger, (i) each Ordinary Share of the Issuer, issued and outstanding immediately prior to the effective time and not owned by Avaya, Merger Sub or the Issuer will be converted into the right to receive US$11.85 in cash (the “Merger Consideration”) and (ii) each option to purchase outstanding Ordinary Shares, vested and exercisable immediately prior to the effective time will be converted into the right to receive an amount in cash equal to the Merger Consideration less the exercise price of such option.

In connection with execution of the Merger Agreement, the Reporting Person and each of the other entities identified in Item 5(a) entered into separate voting agreements with Avaya and Merger Sub.  Pursuant to the voting agreement entered into by the Reporting Person, the Reporting Person agreed that at any meeting of the shareholders of the Issuer  however called (or any action by written consent in lieu of a meeting) or any adjournment thereof (a “Meeting”), the Reporting Person will vote all the shares of the Issuer beneficially owned by him or over which he is otherwise able to direct the voting thereof (the “Voting Shares”), (i) in favor of the approval of the Merger Agreement and the approval of the Transactions (as defined in the Merger Agreement), (ii) against any action or agreement (including, without limitation, any amendment of any agreement) that  the Reporting Person is aware would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Issuer in the Merger Agreement, (iii) against any competing proposal, and (iv) against any agreement (including, without limitation, any amendment of any agreement), amendment of the charter of the Issuer or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger.

The voting agreement also includes (i) a proxy in favor of designees of Avaya permitting such designees to vote the Voting Shares in accordance with the foregoing, and (ii) a prohibition on transfers by the Reporting Person of Voting Shares until the termination of the voting agreement.

The foregoing summaries of certain provisions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the voting agreement, copies of which are filed herewith as Exhibits 99.1 and 99.2 hereto, respectively, and are hereby incorporated herein by reference.  The voting agreements executed by Lomsha Ltd., Michael and Klil Holdings (93) Ltd. and RAD Data Communications Ltd., which are substantially the same as the voting agreement executed by Zohar Zisapel, are also filed herewith as Exhibits 99.3, 99.4 and 99.5 hereto, respectively, and are hereby incorporated herein by reference..

Item 7.                 Material to be Filed as Exhibits

Exhibit No.	Description

99.1*
Agreement and Plan of Merger, dated as of March 14, 2012, among Avaya, Inc., Sonic Acquisition Ltd. and RADVision Ltd. incorporated herein by reference to Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K filed by the Issuer on March 19, 2012

99.2	Voting Agreement, dated as of March 14, 2012, between Avaya, Inc. and Zohar Zisapel
99.3	Voting Agreement, dated as of March 14, 2012, between Avaya, Inc. and Lomsha Ltd.
99.4	Voting Agreement, dated as of March 14, 2012, between Avaya, Inc. and Michael and Klil Holdings (93) Ltd.
99.5	Voting Agreement, dated as of March 14, 2012, between Avaya, Inc. and RAD Data Communications Ltd.

*           Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K.  A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2012

/s/Zohar Zisapel
Zohar Zisapel

EXHIBIT INDEX

Exhibit No.	Description

99.1*
Agreement and Plan of Merger, dated as of March 14, 2012, among Avaya, Inc., Sonic Acquisition Ltd. and RADVision Ltd. incorporated herein by reference to Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K filed by the Issuer on March 19, 2012

99.2	Voting Agreement, dated as of March 14, 2012, between Avaya, Inc. and Zohar Zisapel
99.3	Voting Agreement, dated as of March 14, 2012, between Avaya, Inc. and Lomsha Ltd.
99.4	Voting Agreement, dated as of March 14, 2012, between Avaya, Inc. and Michael and Klil Holdings (93) Ltd.
99.5	Voting Agreement, dated as of March 14, 2012, between Avaya, Inc. and RAD Data Communications Ltd.

*           Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K.  A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.